Filed pursuant to Rule 253(g)(2)

File No. 024-11020

SUPPLEMENT DATED MARCH 25, 2021

TO OFFERING CIRCULAR DATED MARCH 25, 2021

RAD DIVERSIFIED REIT, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 25, 2021 of RAD Diversified REIT, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1721469/000110465921042883/tm2111095d2_partiiandiii.htm

The purpose of this supplement is to announce the change in price per share to $14.78 in accordance with the process set out in “Determination of Offering Price” in the Offering Circular.